

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 11, 2008

Mr. Mitchell Krebs
Chief Financial Officer
Coeur d' Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d' Alene, ID 83816

> **Re:** **Coeur d' Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A Filed April 1, 2008**
> **Response Letter Dated June 23, 2008**
> **File No. 1-08641**

Dear Mr. Krebs:

      We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Note E – Investments and Other Marketable Securities, page F-19

1. We have reviewed your response to prior comment number four. Please explain why you determined the fair value of the ABCP based on your assessment of market conditions at the date of acquisition.

2. Please tell us which impairment model you are using under GAAP and expand your disclosure to address each of the following with respect to the ABCP.

    ▪ The key terms of security, including maturity dates, auction reset provisions, and interest rate provisions
    ▪ The nature of the collateral, including an indication of credit quality

- Describe the cause of impairment, including a clarification of whether it was caused by credit and/or liquidity issues
- The severity and duration of the impairment.
- Indicate whether underlying cash flows on the securities are being received
- Describe the valuation techniques used, including key assumptions
- The number and dollar value of failed auctions
- Clarify how and when principal will be available, such as, successful auctions occur, buyer found outside auction process, maturity, redemption by issuer

We may have further comment.

Non-Producing and Development Properties, page F-23

3.   We note your response to prior comment five and continue to be unable to agree with your conclusion. It continues to appear that your political risk insurance premiums do not qualify for capitalization, and should be expensed as period costs. The cost of the policy benefits you over a specific period of time whether or not you are in the development or production stage. Once that period of time has passed the utility of the insurance premium that related to that period of time has lapsed. It does not extend the useful life, increase the earning capacity, or improve the efficiency or safety of your mine project. We note that this is further demonstrated by you conclusion that the premiums are expensed as incurred in the production stage. Accordingly it appears that the insurance premiums do not represent costs that can be capitalized, as they do not provide any future economic benefit, and therefore, do not meet the definition of an asset under CON 6. Please contact us if you would like to discuss this further.

 Engineering Comment

4.   We propose to have a telephone conference to discuss comment number 6 regarding the inclusion of inferred mineral resources in your disclosure of mineralized material at a date and time to be determined.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director